EXHIBIT 99.1
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                                                          [GRAPHIC OMITTED]
                                                     [LOGO - ARC ENERGY TRUST]

NEWS RELEASE
FOR IMMEDIATE RELEASE
FEBRUARY 1, 2007
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ARC RESOURCES  LTD. / ARC ENERGY TRUST  ANNOUNCE THE FEBRUARY 2007 INCREASE TO
THE ARX EXCHANGEABLE SHARES EXCHANGE RATIO

CALGARY, FEBRUARY 1, 2007 (AET.UN AND ARX - TSX) ARC Resources Ltd. along with ARC Energy Trust announces the increase to the exchange ratio of the exchangeable shares of the corporation from 2.03013 TO 2.04889. Such increase will be effective on February 15, 2007.

The following are the details on the calculation of the exchange ratio:

-----------------------------------------------------------------------------------------------------------------------------------
                             Opening     ARC Energy        10 day weighted     Increase in       Effective date         Exchange
Record date of ARC Energy   exchange       Trust           average trading      exchange         of the increase       Ratio as of
    Trust distribution        ratio     distribution       price of AET.UN      ratio **        in exchange ratio       effective
                                          per unit      (prior to the end of                                              date
                                                             the month)
-----------------------------------------------------------------------------------------------------------------------------------
     January 31, 2007        2.03013       $0.20               21.6414           0.01876         February 15, 2007      2.04889
-----------------------------------------------------------------------------------------------------------------------------------

** The increase in the exchange ratio is calculated by dividing the ARC Energy Trust distribution per unit by the 10 day weighted average trading price of AET.UN and multiplying by the opening exchange ratio.

A holder of ARC Resources Ltd. exchangeable shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Computershare Investor Services at its principal transfer office in Suite 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8, their telephone number is (403) 267-6555 and their website is www.computershare.com.

ARC RESOURCES LTD.


John P. Dielwart,
President and Chief Executive Officer

   For further information about ARC Energy Trust, please visit our website
                      www.arcenergytrust.com or contact:

                Investor Relations, E-mail: ir@arcresources.com
           Telephone: (403) 503-8600                Fax: (403) 509-6417

                           Toll Free 1-888-272-4900
                              ARC Resources Ltd.
                          2100, 440 - 2nd Avenue S.W.
                              Calgary, AB T2P 5E9